Exhibit (a)(1)(vi)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase (as defined below) and the related Letter of Transmittal (as defined below) and any amendments or supplements thereto. The Offer is not being made to (and no tenders will be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. Purchaser (as defined below) may, in its discretion, take such action as it deems necessary to make the Offer to holders of Shares in such jurisdiction in compliance with such applicable laws. In those jurisdictions where applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by Moelis & Company LLC, the dealer-manager for the Offer (the “Dealer-Manager”), or by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

(Including the Associated Preferred Share Purchase Rights)

of

MICROMET, INC.

at

$11.00 Net Per Share

by

ARMSTRONG ACQUISITION CORP.,

a wholly owned subsidiary of

AMGEN INC.

Armstrong Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Amgen Inc., a Delaware corporation (“Amgen”), is offering to purchase all of the issued and outstanding shares of common stock, par value $0.00004 per share (together with the associated preferred share purchase rights, the “Shares”), of Micromet, Inc., a Delaware corporation (“Micromet”), at a price of $11.00 per Share, net to the seller in cash (the “Offer Price”), without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated February 2, 2012 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). Tendering stockholders who have Shares registered in their names and who tender directly to American Stock Transfer & Trust Company, LLC (the “Depositary”) will not be obligated to pay brokerage fees, commissions or, except as set forth in the Letter of Transmittal, stock transfer taxes on the sale of Shares to Purchaser pursuant to the Offer. Stockholders with Shares held in street name by a broker, dealer, bank, trust company or other nominee should consult with their nominee to determine if they will be charged any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THURSDAY, MARCH 1, 2012, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 25, 2012, by and among Amgen, Purchaser and Micromet (as it may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”), pursuant to which, following the consummation of the Offer and the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Purchaser will merge with and into Micromet (the “Merger”), with Micromet continuing as the surviving corporation in the Merger and as a wholly owned subsidiary of Amgen. At the effective time of the Merger, each Share then outstanding (other than Shares that are held by any stockholders who properly demand appraisal in connection with the Merger as described in the Offer to Purchase) will be converted into the right to receive the Offer Price, without interest, less any applicable withholding taxes, except for Shares then owned by Amgen, Micromet or Purchaser or any of their respective wholly owned subsidiaries, which Shares will be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor. As a result of the Merger, the Shares will cease to be publicly traded and Micromet will become wholly owned by Amgen. The Merger Agreement is more fully described in the Offer to Purchase.

The Offer is not subject to any financing condition. The Offer is conditioned upon: (i) there being validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to the Expiration Date that number of Shares that when added to the Shares then beneficially owned by Amgen and its subsidiaries would represent one Share more than one-half (1/2) of the total number of the then outstanding Shares on a fully diluted basis (which total number is the number of Shares then issued and outstanding plus the number of Shares which Micromet would be required to issue pursuant to any then outstanding options, warrants or other rights to acquire Shares (other than the Top-Up Option (as defined below)) regardless of whether or not then vested) (the “Minimum Condition”) and (ii) the termination or expiration of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the “HSR Act”), as well as other customary conditions as described in Section 15 of the Offer to Purchase.

THE BOARD OF DIRECTORS OF MICROMET UNANIMOUSLY RECOMMENDS THAT YOU TENDER ALL OF YOUR SHARES INTO THE OFFER.

After careful consideration, the board of directors of Micromet (the “Micromet Board”) has unanimously (1) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of Micromet and its stockholders, (2) approved, and declared advisable, the Merger Agreement, the Offer, the Merger and the transactions contemplated by the Merger Agreement in accordance with the requirements of Delaware law and (3) resolved to recommend that Micromet’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer, and, to the extent required by applicable law, adopt the Merger Agreement.

The Offer to Purchase, the Letter of Transmittal and Micromet’s Solicitation/Recommendation Statement on Schedule 14D-9 (which contains the recommendation of the Micromet Board and the reasons therefor) contain important information. Stockholders should carefully read these documents in their entirety before making a decision with respect to the Offer.

Micromet has granted to Purchaser and Amgen an option (the “Top-Up Option”) to purchase from Micromet the number of newly-issued Shares (the “Top-Up Option Shares”) equal to the lesser of (i) the number of Shares that, when added to the number of Shares owned by Amgen and its subsidiaries at the time of exercise of the Top-Up Option, constitutes one Share more than 90% of the total number of Shares that would be outstanding immediately after the issuance of all Shares subject to the Top-Up Option on a fully diluted basis (which total number is the number of Shares then issued and outstanding plus the number of Shares which Micromet would be required to issue pursuant to any then outstanding options, warrants or other rights to acquire Shares (including the Top-Up Option) regardless of whether or not then vested) or (ii) the aggregate number of Shares that Micromet is authorized to issue under its certificate of incorporation, but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued) at the time of exercise of the Top-Up Option. The Top-Up Option may be exercised by Purchaser or Amgen, in whole or in part, at any time on or after the time Purchaser accepts for payment Shares tendered in the Offer, in its sole discretion; provided, however, that the obligation of Micromet to deliver Top-Up Option Shares upon the exercise of the Top-Up Option is subject to the condition, unless waived by Micromet, that immediately following the exercise of the Top-Up Option, the number of Shares owned in the aggregate by Amgen and Purchaser constitutes at least one Share more than 90% of the number of Shares that would be outstanding immediately after the issuance of all Top-Up Option Shares. The aggregate purchase price payable for the Top-Up Option Shares will be determined by multiplying the number of Top-Up Option Shares by the Offer Price.

Purchaser may waive any or all of the conditions to its obligation to purchase Shares pursuant to the Offer (other than the Minimum Condition, which may only be waived with the prior written consent of Micromet), subject to the terms of the Merger Agreement and applicable law. Pursuant to the Merger Agreement, Purchaser is required to extend the Offer (a) for periods of not more than five business days each or such other number of days as Micromet and Purchaser may agree, but not beyond June 25, 2012 (the “End Date”), in order to permit the satisfaction of all remaining conditions (subject to the right of Purchaser to waive any condition to the Offer (other than the Minimum Condition) in accordance with the Merger Agreement), if at any scheduled Expiration Date any condition to the Offer has not been satisfied or waived (other than the Minimum Condition, which may not be waived by Purchaser) and (b) for any period or periods required by applicable law or any interpretation or position of the Securities and Exchange Commission or its staff or the NASDAQ Stock Market or its staff, provided (i) Purchaser will extend the then current Expiration Date until the first business day on which the Offer can be accepted under applicable law and (ii) Purchaser is not obligated to extend the Offer beyond the End Date.

Pursuant to the Merger Agreement and in accordance with Rule 14d-11 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), we may elect to provide a subsequent offering period following the Expiration Date. If we elect to provide a subsequent offering period, it will be an additional period of time, following the Expiration Date, during which stockholders may tender any Shares not previously tendered into the Offer prior to the Expiration Date (or Shares previously tendered and later withdrawn prior to the Expiration Date). If we elect to provide a subsequent offering period, (i) it will remain open for such period as we will specify of neither less than three business days nor more than twenty business days, (ii) Shares may be tendered in the same manner as was applicable to the Offer except that any Shares tendered during such period may not be withdrawn pursuant to Rule 14d-7(a)(2) under the Exchange Act, (iii) we will immediately accept and promptly pay for Shares as they are tendered and (iv) the price per Share will be the same as the Offer Price.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

Upon the terms and subject to the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and will promptly (and in any event within three business days) thereafter pay for all Shares validly tendered and not properly withdrawn prior to the Expiration Date pursuant to the Offer. For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions to the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders of record for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will interest be paid with respect to the purchase of Shares pursuant to the Offer, regardless of any extension of the Offer or delay in making payment for Shares.

No alternative, conditional or contingent tenders will be accepted. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of: (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in the Offer to Purchase, (ii) a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees or, in the case of book-entry transfer of Shares, either such Letter of Transmittal or an Agent’s Message (as defined in the Offer to Purchase) in lieu of such Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after April 2, 2012, which is the 60th day from the commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer. For a withdrawal to be proper and effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in the Offer to Purchase.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in its sole discretion.

Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. None of Purchaser, the Depositary, the Information Agent (as defined below), the Dealer-Manager or any other person will be under any duty to give notification of any defects or irregularities in any tenders or in any notice of withdrawal or incur any liability for failure to give any such notification.

Micromet has provided Purchaser with Micromet’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on Micromet’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The receipt of cash for Shares pursuant to the Offer or the Merger (or pursuant to the exercise of appraisal rights in accordance with Delaware law) will be a taxable transaction for U.S. federal income tax purposes. In general, a United States Holder (as defined in the Offer to Purchase) of Shares will recognize gain or loss in an amount equal to the difference between such United States Holder’s adjusted federal income tax basis in such Shares sold pursuant to the Offer or converted into the right to receive cash in the Merger (or appraised in an appraisal proceeding by the Delaware Court of Chancery) and the amount of cash received therefor. For a more detailed description of certain United States federal income tax consequences of the Offer and the Merger, see the Offer to Purchase. Each holder of Shares should consult its tax advisor about the particular tax consequences to such holder of tendering Shares into the Offer, exchanging Shares in the Merger or exercising appraisal rights.

The information required to be disclosed by Rule 14d-6(d)(1) under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Georgeson Inc., the information agent for the Offer (the “Information Agent”), may be contacted at the address and telephone numbers set forth below for questions and/or requests for additional copies of the Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials. Such copies will be furnished promptly at Purchaser’s expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

Except as set forth in the Offer to Purchase, Purchaser will not pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies or other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

The Information Agent for the Offer is:	The Dealer-Manager for the Offer is:

199 Water Street, 26th Floor New York, NY 10038 Banks and Brokers Call (212) 440-9800 Call Toll-Free (888) 877-5360	Moelis & Company LLC 399 Park Avenue, 5th Floor New York, NY 10022 Call: (212) 883-3800

February 2, 2012

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